EXHIBIT (12)

                         ROHM AND HAAS COMPANY



           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                              YEAR ENDED DECEMBER 31,
                                         1999   1998   1997   1996   1995
                                         --------------------------------
                                               (millions of dollars)
Earnings before income taxes ..........  $464   $680   $611   $530   $441
Fixed charges .........................   196     64     71     75     84
Capitalized interest adjustment .......     4      5      3     (1)    (5)
Undistributed earnings adjustment .....    (7)    (2)   (11)    12     (3)
                                         ----   ----   ----   ----   ----
  Earnings ............................  $657   $747   $674   $616   $517
                                         ====   ====   ====   ====   ====
Ratio of earnings to fixed charges ....   3.4   11.7    9.5    8.2    6.2
                                         ====   ====   ====   ====   ====


Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.